Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2015. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2015
(£m)
Capitalisation
Equity
Shareholders’ equity	42,256
Other equity instruments	5,355
Non-controlling interests	430
Total equity	48,041

Indebtedness

Subordinated liabilities	22,639

Debt securities
Debt securities in issue	77,776
Liabilities held at fair value through profit or loss (debt securities)	7,393
Total debt securities	85,169

Total indebtedness	107,808

Total capitalisation and indebtedness	155,849

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2015, all indebtedness was unsecured except for £36.3 billion of securitisation notes and covered bonds and £3.2 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at call date, of £5 million of undated subordinated notes on 15 July 2015, there have been no further issuances or redemptions of subordinated liabilities since 30 June 2015.

There has been no material change in the information set forth in the table above since 30 June 2015.